FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 1-3305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merial 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merck and Company, Inc.

P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

REQUIRED INFORMATION

The following financial statements are furnished for the Plan:

1.	The plan is subject to ERISA therefore the Plan is filing Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

2.	A written consent of the accountant.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merial 401(k) Savings Plan

Date 6-29-05	/s/ Jean Mauldin

Jean Mauldin
Chief Financial Officer

Merial 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Merial 401(k) Savings Plan
Index
December 31, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10
EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*   Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Merial 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Merial 401(k) Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 29, 2005

Merial 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

(in thousands of dollars)	2004	2003
Assets
Investments, at fair value (Note 3)
Common stocks	$17,543	$26,399
Common/collective trust funds	8,592	6,245
Mutual funds	68,648	54,927
Loans to participants	1,535	1,470

Total investments	96,318	89,041
Cash equivalents	450	478
Receivables
Accrued income	173	194
Unsettled investment sales	29	19

Total receivables	202	213

Total assets	$96,970	$89,732

Liabilities
Payables
Unsettled investment purchases	8	31

Total liabilities	8	31

Net assets available for benefits	$96,962	$89,701

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Statement of Changes in Net Assets Available For Benefits
Year Ended December 31, 2004

(in Thousands of dollars)	2004
Additions to net assets attributed to:
Interest and dividend income	$1,319
Net appreciation in fair value of investments	1,336
Contributions
Participants	15,138
Employer	3,521
Rollovers from other plans	603

Total contributions	19,262

Total additions	21,917

Deductions from net assets attributed to:
Benefits paid to participants	8,928
In-kind distributions	5,713
Administrative expenses	15

Total deductions	14,656

Net increase	7,261
Net assets available for benefits:
Beginning of year	89,701

End of year	$96,962

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

The following description of the Merial 401(k) Savings Plan (the “Plan”) is provided for general information purposes. Participants of the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all full-time and part-time employees of Merial Limited and Merial Select (the “Company”), who have enrolled as participants. The Plan was originally adopted effective January 1, 1989.

Eligibility

An employee is eligible to participate in the Plan as soon as administratively feasible, following the date on which he or she performs his or her first hour of service with the employer and executes a salary reduction agreement. Employees who are part of a collective bargaining agreement, are not United States citizens, or are employed by Hubbard ISA, the poultry genetics division of the Company, are not eligible to participate in the Plan.

Participant Contributions

Under the provision of the Plan, allowable contributions are outlined as follows:

Salary Reduction Agreement: Participants may elect to enter a salary reduction agreement of up to 15% of the participant’s compensation. These amounts are credited to the participant’s account as pre-tax contributions. The maximum amount of compensation that a participant may elect to defer for the year ended December 31, 2004 was $13,000.

Voluntary Contributions: In addition to employee contributions made through the salary reduction agreement, a participant may make voluntary non-deductible contributions to their account in an amount up to 15% of their compensation; provided, however, that the total percentage of voluntary contributions and salary reduction contributions do not exceed 15% of the participant’s compensation for each payroll period within a plan year.

Catch up Contributions: Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Employer Contributions

The employer makes matching contributions to the participant’s account equal to 100% of the participant’s salary reduction contributions and voluntary contributions up to 3% of the participant’s compensation and 50% of a participant’s salary reduction contributions between 3% and 6% of the participant’s compensation.

Effective January 1, 2004, the Plan was amended such that compensation shall include commissions received by the participant from the employer.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Contribution Limitation

In order to satisfy the current rules of Section 415(c) of the Internal Revenue Code (the “Code”), the amount of annual additions, as defined, to each participant’s individual account is limited under the Plan. Accordingly, in no event shall the annual addition, as defined, exceed the lesser of $41,000 or 100% of the participant’s compensation, as defined, or such other limits as may be prescribed by the Code.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and employer contributions plus actual earnings thereon.

Investments

The trustee of the Plan is Wells Fargo Bank Minnesota, N.A. (hereafter referred to as “Trustee”). It is the duty of the Trustee to acquire and dispose of the Plan’s assets and to perform such other services as the Trustee shall deem necessary or desirable in connection with the management of the Plan’s investment holdings.

Withdrawals

Participants may elect to withdraw any portion of their employee contribution accounts, employer match account, or rollover account for any reason after attainment of age 59 1/2. Participants under age of 59 1/2 that have a specified financial hardship may withdraw all or any portion of their salary reduction contributions.

Participant Loans

Participants have the ability to borrow against their vested account balance in the Plan. Participants may borrow 50% of their vested account balance, up to $50,000 in any twelve-month period. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.75% to 9.50%, which are commensurate with local prevailing rates charged by lenders for similar loans.

Each loan is collateralized by the assignment of the borrower’s entire right, title and interest in his/her participant account. Loans may be repaid over one to five years or thirty years, based on the type of loans, as defined, and the entire unpaid principal balance of the loan is due either upon the participant’s termination or a default in payment of either principal or interest. Repayment of a loan shall be made through payroll deduction at least quarterly.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Payment of Benefits

When a participant terminates service with the Company or reaches his or her normal retirement date, the balance of the account is payable to the participant. For participants with account balances in excess of $5,000, an election is available to defer the distribution until the participant’s normal retirement date. The normal retirement date is the date the participant reaches age 65. Participants may elect to receive the distribution as either a lump sum payment in cash or annual installment payments in cash over a period not to exceed ten years.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes, herein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

Investment Valuation

Common stocks are valued on the basis of the closing price per share on December 31, 2004 and 2003 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made. Investments in mutual funds and common/collective trust funds are valued at the last reported net asset value on each valuation date. Loans to participants are carried at their outstanding balance, which approximates fair value.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in market value of investments consists of realized gains and losses and changes in unrealized appreciation or depreciation of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gain of losses on investments are based on changes in market value or fair values of such investments.

Payment of Benefits

Distributions to participants are recorded when payment is made. In-service withdrawals will generally be made in cash. Participants have the option of requesting any portion of an in-service withdrawal that is invested in Merck and Company, Inc. (“Merck”) or Avantis ADRs in shares rather than cash.

Cash and cash equivalents

The Plan considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

Administrative Expenses

All costs and expenses of administering the Plan are born by the Plan, unless paid by the Company at its discretion. Administrative expenses paid by the Plan for the year ended December 2004 were $15,209.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Reclassification

Certain 2003 balances have been reclassified to conform to the 2004 financial statement presentation.

3.	Investments

Investments, at fair value are as follows:

(in thousands of dollars)	2004		2003
Common stocks:
Merck and Company, Inc.	$13,608	*	$22,513	*
Medco Health Solutions, Inc.	1,556		1,669
Aventis ADR**	654		2,217
Sanofi-Aventis ADR**	1,725		—

Total Common stocks	17,543		26,399

Common/Collective Trust Fund
Wells Fargo Collective Stable Return Fund	8,592	*	6,245	*

Total Common/Collective Trust Fund	8,592		6,245

Mutual Funds
Wells Fargo Large Company Growth Fund	11,503	*	11,554	*
Pimco Small Cap Value Fund	13,296	*	10,679	*
AIM Basic Value Fund	11,501	*	10,349	*
Fidelity Investment Diversified International Fund	7,425	*	5,394	*
Artisan Mid Cap Fund	6,390	*	5,098	*
Pimco Total Return Fund	4,483		4,231
Wells Fargo Strategic Growth Allocation Fund	2,934		2,180
Wells Fargo Growth Balanced Fund	2,633		1,858
Wells Fargo Moderate Balance Fund	1,900		1,393
Wells Fargo Strategic Income Fund	1,566		1,111
Wells Fargo Index Fund	1,351		678
Neuberger Berman Fasciano	948		216
Lord Abbett Mid Cap Value	2,718		186

Total Mutual Funds	68,648		54,927

Loans to participants	1,535		1,470

Total investments	$96,318		$89,041

*	These investments represent 5% or more of the Plan’s net assets as of the end of the plan year.

**	ADR — American Depository Receipts

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(in thousands of dollars)	2004
Type of Investments
Common stocks	$(5,628)
Common/collective trust fund	271
Mutual Funds	6,693

$1,336

4.	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. Whole or partial termination of the Plan shall result in full and immediate vesting of each affected participant in their entire account balance and there shall not thereafter be any forfeitures with respect to any such affected participant for any reason.

5.	Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses amounted to $15,209 for the year ended December 31, 2004.

The Company is jointly (50/50) owned by Merck and Sanofi-Aventis (collectively the “Parents”). The Plan allows for investment in shares of these Parents.

At December 31, 2004, the Plan held investments of $13,608,000 or 423,392 shares of Merck common stock.

During 2003, Merck spun off its Medco Health Solutions, Inc. (Prescription Benefit Manager) (“Medco”) division into a separate company. As a result of this divestiture, participants in the Merck Stock plan received a pro-rata amount of Medco stock based on their Merck ownership. This Medco stock was established as a “wasting fund” within the Plan from which participants could sell shares but could not purchase additional shares. The Medco fund is scheduled to be liquidated in September, 2005. As of December 31, 2004 the Plan held investments of $1,556,000 or 37,425 shares of Medco common stock.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

During the 2004 Plan Year, Aventis was purchased by a competitor, Sanofi Synthelabo, forming a new company known as Sanofi-Aventis. As part of the purchase, Sanofi Synthelabo tendered an offer to Aventis ADR (American Depository Receipts) Plan participants to purchase their stock in exchange for Sanofi Synthelabo stock and cash. This transaction resulted in a residual amount of Aventis ADRs (participants who did not exchange their Aventis ADRs) and Sanofi-Synthelabo ADRs (participants who exchanged their Aventis ADRs). The Aventis ADR Fund was frozen upon the sale of Aventis. An SEC Form S-8 is in preparation which will establish a Sanofi-Aventis ADR Fund, which will be opened to Plan participants when approved.

As of December 31, 2004 the Plan held $654,000 or 6,952 Aventis ADR’s. As of December 31, 2003 the Plan held $2,293,036 or 34,607 Aventis ADR’s. As of December 31, 2004 the Plan held $1,725,000 or 43,072 Sanofi-Aventis ADR’s.

6.	Tax Status

The Plan obtained its latest determination letter on September 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since its latest determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and amounts reported in the statement of net assets available for benefits.

8.	Contingencies

The Plan is required to file an annual report on Form 11-K with the Securities and Exchange Commission (“SEC”). The Plan has not filed these 11-Ks for prior years and, therefore, could be subject to fines and penalties. The amount of such fines, if any, is unknown to the Plan at this time. However, the Company has indicated it will indemnify the Plan regarding any fines assessed. The Plan is currently attempting to file the required 11-Ks for prior years with the SEC.

Merial 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

(in thousands of dollars)

	(b) Identity of issue	(c) Description of investments, including
	borrower, lessor, or	maturity date, rate of interest, collateral,		(e) Current
(a)	similar party	par or maturity value	(d) Cost**	value
*	Merck and Company, Inc.	Common Stock, 423,392 shares	$15,005	$13,608
*	Medco Health Solutions, Inc.	Common Stock, 37,425 shares	652	1,556
*	Aventis	6,952 American depository receipts	444	654
*	Sanofi-Aventis	43,072 American depository receipts	1,503	1,725

	Total - Common Stock		17,604	17,543

*	Wells Fargo Collective Stable Return Fund	Common/Collective Fund, 235,218 units	8,297	8,592

	Total - Common/Collective Trust Fund		8,297	8,592

*	Wells Fargo Large Company Growth Fund	Mutual Fund, 246,476 units	10,600	11,503
	Pimco Small Cap Value Fund	Mutual Fund, 460,561 units	11,016	13,296
	AIM Basic Value Fund	Mutual Fund, 354,756 units	9,530	11,501
	Fidelity Investments Diversified International Fund	Mutual Fund, 397,474 units	5,846	7,425
	Artisan Mid Cap Fund	Mutual Fund, 216,185 units	5,262	6,390
	Pimco Total Return Fund	Mutual Fund, 420,137 units	4,561	4,483
*	Wells Fargo Strategic Growth Allocation Fund	Mutual Fund, 207,614 units	2,590	2,934
*	Wells Fargo Growth Balanced Fund	Mutual Fund, 88,008 units	2,443	2,633
*	Wells Fargo Moderate Balance Fund	Mutual Fund, 87,111 units	1,876	1,900
*	Wells Fargo Strategic Income Fund	Mutual Fund, 80,784 units	1,565	1,566
*	Walls Fargo Index Fund	Mutual Fund, 27,824 units	1,235	1,351
	Neuberger Berman Fascino Fund	Mutual Fund, 22,107 units	897	948
	Lord Abbett Mid Cap Value Fund	Mutual Fund, 120,114 units	2,492	2,718

	Total - Mutual Fund		59,913	68,648

*	Participants’ loans	Loans to participants at interest rates,
		ranging from 4.75% to 10.75% with
		maturities through 2030	1,534	1,535

			$87,348	$96,318

*	Denotes party-in-interest to the Plan.

**	Information not required for individual account plans with participant transactions.